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As filed with the Securities and Exchange Commission on December 23, 2009

Registration No. 333- 162778

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM F-80
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Pan American Silver Corp.
(Exact name of Registrant as specified in its charter)

British Columbia (Province or other Jurisdiction of Incorporation or Organization)	1044 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

1500-625 Howe Street
Vancouver, British Columbia
Canada V6C 2T6
(604) 684-1175
(Address and telephone number of Registrant's principal executive offices)

CT Corporation
111 Eighth Avenue
New York, New York 10011
(212) 894-8940
(Name, address and telephone number of agent for service in the United States)

Copies to:
Riccardo A. Leofanti, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 222 Bay Street, Suite 1750, P.O. Box 258 Toronto, Ontario, Canada M5K 1J5 (416) 777-4700	Fred R. Pletcher, Esq. Borden Ladner Gervais LLP 1200 Waterfront Centre, 200 Burrard Street P.O. Box 48600 Vancouver, British Columbia, Canada V7X 1T2 (604) 687-5744

Approximate date of commencement of proposed sale of the securities to the public:
 As soon as practicable after this Registration Statement becomes effective.
Province of British Columbia, Canada
(Principal jurisdiction regulating this offering)

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box.    ☐

Explanatory Note

        The Registrant hereby amends its Registration Statement on Form F-80, as originally filed with the U.S. Securities and Exchange Commission on October 30, 2009 (the "Registration Statement"), as amended on December 9, 2009, to include the Notice of Compulsory Acquisition and related Letter of Transmittal, each dated December 23, 2009, which the Registrant filed in its home jurisdiction as a supplement to the Offer and Circular, dated October 30, 2009, including the Letters of Transmittal and Notice of Guaranteed Delivery, which were previously filed with the Registration Statement and the Notice of Variation and Extension, dated December 9, 2009, which was previously filed with the first amendment to the Registration statement.

        The Registrant previously paid a registration fee of US$10,207.70 in relation to its registration of 7,738,363 of its common shares, 3,101,549 of its consideration warrants and 112,275 replacement warrants with its filing of the Registration Statement with the U.S. Securities and Exchange Commission on October 30, 2009.

 PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Item 1.	Home Jurisdiction Documents
Document 1: Offers to Purchase and Circular*
Document 2: Letter of Transmittal for the Common Shares of Aquiline*
Document 3: Letter of Transmittal for the Common Share Purchase Warrants of Aquiline*
Document 4: Letter of Transmittal for the Convertible Debenture of Aquiline*
Document 5: Notice of Guaranteed Delivery*
Document 6: Notice of Variation and Extension**
Document 7: Notice of Compulsory Acquisition
Document 8: Letter of Transmittal for the Common Shares of Aquiline pursuant to the Compulsory Acquisition
Item 2.	Informational Legends
See page iv of the outside cover page of the Offers to Purchase and Circular.*
See page iii of the outside cover page of the Notice of Variation and Extension.**
See page 2 of the outside cover page of the Notice of Compulsory Acquisition.
Item 3.	Incorporation of Certain Information by Reference
See "Documents Incorporated by Reference" in the Offers to Purchase and Circular* and the list of exhibits included in Part II of the Registration Statement.
Item 4.	List of Documents Filed with the Commission
See "Registration Statement Filed with the SEC" in the Offers to Purchase and Circular.*

*
Previously filed with the Registrant's Form F-80 (Commission File No. 333-162778) filed with the U.S. Securities and Exchange Commission on October 30, 2009.

**
Previously filed with the Registrant's Form F-80/A (Commission File No. 333-162778) filed with the U.S. Securities and Exchange Commission on December 9, 2009.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

The Share Offer (as defined below) was not approved or disapproved by any securities regulatory authority, nor did any securities regulatory authority pass upon the fairness or merits of the Share Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

December 23, 2009

NOTICE OF COMPULSORY ACQUISITION

by PAN AMERICAN SILVER CORP.

Dear shareholder of Aquiline Resources Inc.:

Pursuant to an offer dated October 30, 2009 (the “Share Offer”) and subsequently extended on December 7, 2009, Pan American Silver Corp. (“Pan American”), offered to purchase, among other things, all of the issued and outstanding common shares (the “Aquiline Shares”) of Aquiline Resources Inc. (“Aquiline”) not already owned by Pan American in exchange for 0.2495 of a common share of Pan American (a “Pan American Share”) and 0.1 of a common share purchase warrant of Pan American (a “Pan American Consideration Warrant”) per Aquiline Share. Each whole Pan American Consideration Warrant entitles the holder thereof to purchase one Pan American Share at the price of Cdn.$35.00 per Pan American Share up until 4:30 p.m. (Eastern time) on December 7, 2014.  All other terms and conditions of the Pan American Consideration Warrants are governed by the warrant indenture dated December 7, 2009 (the “Warrant Indenture”) between Pan American and Computershare Trust Company of Canada (the “Trustee”), as trustee thereunder.

The Share Offer expired at 9:00 p.m. (Eastern time) on December 22, 2009.

At the commencement of the Share Offer, Pan American held 1,650,000 (approximately 2.16%) of the then outstanding Aquiline Shares. Holders of more than 90% of the Aquiline Shares have accepted the Share Offer. Pan American has taken up and is bound to pay for all Aquiline Shares validly deposited under the Share Offer. As a result, Pan American now owns approximately 92.4% of the outstanding Aquiline Shares.

Pan American is hereby exercising its right (the “Compulsory Acquisition”) under section 188 of the Business Corporations Act (Ontario) (the “OBCA”) to acquire those Aquiline Shares not deposited under the Share Offer (the “Remaining Shares”). Pursuant to subsection 188(2)(c) of the OBCA, each holder of Remaining Shares and subsequent holder of such Remaining Shares (a “Remaining Shareholder” or “you”) is required to elect:

(a)           to transfer your Remaining Shares to Pan American for the purchase price of 0.2495 of a Pan American Share and 0.1 of a Pan American Consideration Warrant per Remaining Share and otherwise on the same terms that Pan American acquired the Aquiline Shares from the holders of such Aquiline Shares who accepted the Share Offer; or

(b)           to demand payment of the fair value of your Remaining Shares in accordance with subsections 188(13) to (21) inclusive of the OBCA by notifying Pan American, through its depositary for the Compulsory Acquisition, Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (the “Depositary”), by January 18, 2010.

No fractional Pan American Shares will be issued pursuant to the Compulsory Acquisition or upon the exercise or conversion of any Pan American Consideration Warrants.  Where a Remaining Shareholder is to receive Pan American Shares as consideration under the Compulsory Acquisition or upon the exercise or conversion of any Pan American Consideration Warrants and the aggregate number of Pan American Shares to be issued to such Remaining Shareholder would result in a fraction of a Pan American Share being issuable, the number of Pan American Shares to be received by such Remaining Shareholder will be rounded down to the nearest whole number.

If you are a Remaining Shareholder and you do not notify Pan American of your election in accordance with clause (b) above, you will be deemed to have elected to transfer your Remaining Shares to Pan American on the same terms that Pan American acquired the Aquiline Shares from the holders of such Aquiline Shares who accepted the Share Offer. Regardless of your election, Remaining Shareholders are required by subsection 188(4) of the OBCA to send in the certificate(s) representing your Remaining Shares to the Depositary, on behalf of Pan American, within 20 days of the deemed receipt of this Notice of Compulsory Acquisition, being January 18, 2010 (the “Expiry Date”). Such share certificate(s) will be cancelled pursuant to the OBCA, regardless of whether they are submitted as required.

NOTICE TO REMAINING SHAREHOLDERS IN THE UNITED STATES

The Compulsory Acquisition is being made by a Canadian issuer that is permitted, under the multi-jurisdictional disclosure system (“MJDS”), to prepare this Notice of Compulsory Acquisition in accordance with the disclosure requirements of Canada.  Remaining Shareholders should be aware that such requirements are different from those of the United States.

The Compulsory Acquisition relates to the securities of a Canadian “foreign private issuer”, as such term is defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), that does not have securities registered under Section 12 of the Exchange Act.  The Compulsory Acquisition is made in the United States with respect to securities of a “foreign private issuer”, as such term is defined in Rule 3b-4 under the U.S. Exchange Act, in accordance with Canadian provincial and federal corporate rules.

Remaining Shareholders should be aware that the disposition of Remaining Shares and acquisition of the Pan American Shares and Pan American Consideration Warrants may have tax consequences both in the United States and in Canada.  Such consequences may not be fully described herein and such Remaining Shareholders are encouraged to consult their own tax advisors.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that Pan American is incorporated under the laws of the Province of British Columbia and Aquiline is incorporated under the laws of Ontario, that some or all of their officers and directors and experts may be residents of a foreign country, and that all or a substantial portion of the assets of Pan American and Aquiline and said persons may be located outside the United States.

Pan American has filed with the United States Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-80 and other documents and information, and has mailed the Offers and Circular (as defined below) to Remaining Shareholders concerning, among other things, the Share Offer and the proposed combination of Pan American and Aquiline.  Remaining Shareholders are urged to read the Registration Statement, the Offers and Circular and this Notice of Compulsory Acquisition and any other relevant documents filed with the SEC, because they contain important information.

Investors and Remaining Shareholders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov.  In addition, documents filed with the SEC by Pan American will be available free of charge from Pan American.  You should direct requests for documents to the Corporate Secretary, Pan American Silver Corp., Suite 1500 — 625 Howe Street, Vancouver, British Columbia, V7X 2T2, telephone: 604-684-1175.  To obtain timely delivery, such documents should be requested not later than January 13, 2010, being five business days before the Expiry Date.

The Pan American Shares and Pan American Consideration Warrants offered pursuant to the Share Offer have not been approved or disapproved by the SEC or any other regulatory authority nor has the SEC or any other regulatory authority passed upon the accuracy or adequacy of the Offers and Circular or this Notice of Compulsory Acquisition.  Any representation to the contrary is a criminal offence.

Pan American is subject to the information requirements of the U.S. Exchange Act and, in accordance with the U.S. Exchange Act, files reports and other information with the SEC.  Under the MJDS adopted by the United States, some reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States.  In addition, Pan American is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its respective officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.  Pan American’s U.S. Exchange Act reports and other information filed with the SEC may be inspected and copied at the public reference facilities maintained by the SEC.  Please call the SEC at 1-800-SEC-0330 for further information on the operations and location of the public reference facilities of the SEC.  Copies of the material

2

Pan American files with the SEC may be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549.  The SEC also maintains a website (www.sec.gov) that makes available reports and other information that Pan American files or furnishes electronically.

HOW TO RESPOND TO THIS NOTICE OF COMPULSORY ACQUISITION

Enclosed with this Notice of Compulsory Acquisition is a letter of transmittal (the “Letter of Transmittal”), which, if completed and returned to the Depositary at the address set forth below, so as to be received by the Depositary by the Expiry Date, will constitute notice to Pan American of your election.

COMPUTERSHARE INVESTOR SERVICES INC.

Toll Free (North America):  1-800-564-6253

International Direct Dial: 1-514-982-7555

E-Mail:   corporateactions@computershare.com

Website: www.computershare.com

By Mail:

Computershare Investor Services Inc.

P.O. Box 7021, 31 Adelaide St E

Toronto, ON M5C 3H2

Attention:  Corporate Actions

By Hand, by Courier or by Registered Mail:

Computershare Investor Services Inc.

9th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

Attention:  Corporate Actions

1.             MAKE YOUR ELECTION

(a)           Election to Transfer your Remaining Shares for 0.2495 of a Pan American Share and 0.1 of a Pan American Consideration Warrant per Remaining Share and otherwise on the terms on which Pan American acquired the Aquiline Shares under the Share Offer

If you elect to transfer the Remaining Shares held by you to Pan American under clause (a) above, you should deliver, by the Expiry Date, to the address of the Depositary set forth above:

(i)                                     the enclosed Letter of Transmittal, duly completed to indicate your election to transfer the Remaining Shares held by you; and

(ii)                                  the certificate(s) representing the Remaining Shares held by you to the Depositary, as depositary for the Compulsory Acquisition.

If neither box is checked on the Letter of Transmittal, or if a completed Letter of Transmittal is not included with your share certificate(s), you will be deemed to have elected to transfer your Remaining Shares to Pan American on the basis referred to in clause (a) above. Certificates for the Pan American Shares and Pan American Consideration Warrants to which you are entitled in payment for your Remaining Shares will be mailed to you after receipt by the Depositary from you of the certificate(s) representing your Remaining Shares.

(b)           Election to Demand Payment of Fair Value

If you elect to demand payment of fair value of your Remaining Shares under clause (b) above, you should deliver,

3

by the Expiry Date, to the address of the Depositary set forth above:

(i)                             the enclosed Letter of Transmittal, duly completed to indicate such election; and

(ii)                          the certificate(s) representing the Remaining Shares held by you to the Depositary, as depositary for the Compulsory Acquisition.

If you do not notify Pan American in accordance with clause (b) above by the Expiry Date, you will be deemed to have elected to transfer your Remaining Shares to Pan American on the basis referred to in clause (a) above. In this case, certificates for the Pan American Shares and Pan American Consideration Warrants to which you are entitled in payment for your Remaining Shares will be mailed to you after receipt by the Depositary from you of the certificate(s) representing your Remaining Shares.

An election to demand payment of fair value under clause (b) above involves an application to court. Such an election may only be made by the registered holder of the Remaining Shares. If you wish to elect to demand payment of fair value of your Remaining Shares, you should consult with a lawyer or other professional advisor, as the provisions of section 188 of the OBCA are technical and complex and failure to comply strictly with the provisions thereof may prejudice your rights.

2.             RETURN YOUR SHARE CERTIFICATE(S)

Regardless of the election you make, you are required under the OBCA to send certificate(s) representing the Remaining Shares held by you to the Depositary, as depositary for the Compulsory Acquisition, by the Expiry Date. Such certificate(s) should be sent, together with a completed Letter of Transmittal indicating your election, as described above, to Pan American in care of the Depositary at the address of the Depositary set forth above.

The method used to deliver certificate(s) representing your Remaining Shares to the Depositary is at your option and risk. It is recommended that delivery be made by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is also recommended that any mailing be made sufficiently in advance to permit delivery to the Depositary so as to be received by the Expiry Date. Delivery will only be effective upon actual receipt by the Depositary. An envelope has been enclosed for your convenience.

If a share certificate has been lost, destroyed, mutilated or mislaid, you should contact the Depositary for information on how to obtain a replacement share certificate. If a certificate has been lost, destroyed, mutilated or mislaid, please ensure that you provide your telephone number so that the Depositary may contact you.

Pan American will deposit with the Depositary, as depositary for the Compulsory Acquisition, by January 12, 2010 and in trust for you in accordance with subsections 188(5) and 188(6) of the OBCA, that consideration which is required to acquire your Remaining Shares on the same terms as those on which Pan American acquired the Aquiline Shares of the offerees who accepted the Share Offer.

The foregoing is only a brief description of certain aspects of the right of Compulsory Acquisition and is qualified in its entirety by the provisions of section 188 of the OBCA and the disclosure provided in the take-over bid circular dated October 30, 2009 (the “Offers and Circular”), as amended by the notice of variation and extension dated December 9, 2009 under the heading “Circular — Acquisition of Aquiline Securities Not Deposited — Compulsory Acquisition”. The description is not intended to be complete. Section 188 of the OBCA is complex and may require strict adherence to notice and timing provisions, failing which your rights may be lost or altered. Remaining Shareholders who wish to be better informed about those provisions of the OBCA should consult with their legal advisors.

***

4

Questions and requests for assistance may be directed to the Depositary at the above address and telephone number.

PAN AMERICAN SILVER CORP.

Per:	/s/ Robert Pirooz
Name:	Robert Pirooz
Title:	General Counsel and Corporate Secretary

5

The instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed.  The Notice of Compulsory Acquisition accompanying this Letter of Transmittal should be read prior to completing this Letter of Transmittal.  The Depositary, or your broker or other financial advisor can assist you in completing this Letter of Transmittal (see back page of this document for addresses and telephone numbers).

LETTER OF TRANSMITTAL

for Common Shares of

Aquiline Resources Inc.

pursuant to the Compulsory Acquisition made by

Pan American Silver Corp.

Under Section 188 of the Business Corporations Act (Ontario)

USE THIS LETTER OF TRANSMITTAL TO SUBMIT A SHARE CERTIFICATE

Pursuant to the offers to purchase and circular dated October 30, 2009, as amended by the notice of variation and extension dated December 9, 2009 (the “Offers to Purchase and Circular”), Pan American Silver Corp. (“Pan American”) made an offer dated October 30, 2009 to purchase, among other Aquiline Securities, all of the outstanding common shares (the “Aquiline Shares”) of Aquiline Resources Inc. (“Aquiline”), for consideration consisting of 0.2495 of a common share of Pan American (a “Pan American Share”) and 0.1 of a common share purchase warrant of Pan American (a “Pan American Consideration Warrant”) for each Aquiline Share (the “Share Offer”).  The Share Offer expired at 9:00 pm (Eastern time) on December 22, 2009.

Pursuant to a notice of compulsory acquisition (the “Notice of Compulsory Acquisition”) dated December 23, 2009, Pan American exercised its right under Section 188 of the Business Corporations Act (Ontario) to acquire all of the outstanding Aquiline Shares that Pan American did not acquire under the Share Offer (the “Remaining Shares”) on the terms and for the consideration contained in the Share Offer.

Capitalized terms used but not defined in this Letter of Transmittal have the meanings given to them in the Offers to Purchase and Circular.

Pursuant to Clause 188(2)(c) of the Business Corporations Act (Ontario), you are required to elect:

(a)                                  to transfer your Remaining Shares to Pan American on the terms on which Pan American acquired the Aquiline Shares of the shareholders of Aquiline who accepted the Share Offer; or

(b)                                 to demand payment of the fair value of your Remaining Shares in accordance with subsections 188(13) to 188(21) of the Business Corporations Act (Ontario) by notifying the Depositary (as defined below) within 20 days after the receipt of this Letter of Transmittal.

If you do not notify the Depositary (as defined below), as agent for Pan American, in accordance with (b) above, you will be deemed to have elected to transfer your Remaining Shares to Pan American on the basis referred to in (a) above.  You must, in all events and regardless of which alternative of (a) and (b) above you elect, within 20 days after receipt of this Letter of Transmittal send all certificate(s) representing your Remaining Shares (the “Share Certificates”) to the Depositary (as defined below), as agent for Pan American, in person, by courier or by registered mail, at the address set forth on the back page of this Letter of Transmittal. If you have lost your Share Certificate(s), or if they have been destroyed or stolen, see Instruction  7 below.

TO:	PAN AMERICAN SILVER CORP.

AND TO:	COMPUTERSHARE INVESTOR SERVICES INC. (THE “DEPOSITARY”), AT ITS OFFICES SET OUT HEREIN

Pursuant to Clause 188(2)(c) of the OBCA, the undersigned holder of Remaining Shares hereby elects (check appropriate Box):

(a)	☐

To transfer his/her or its Remaining Shares to Pan American on the terms on which Pan American acquired the Aquiline Shares of the shareholders of Aquiline who accepted the Share Offer. (If this box is checked, please refer to and complete the Section of this Letter of Transmittal entitled, “Transfer of Remaining Shares on the Terms of the Share Offer”.)

OR

(b)	☐

To demand payment of the fair value of his/her or its Remaining Shares in accordance with subsections 188(13) to 188(21) of the Business Corporations Act (Ontario), and hereby notifies Pan American of such election.(1)

The following are the details of the Share Certificate(s) enclosed by the undersigned holder of Remaining Shares:

Share Certificate Number(s)	Name(s) in which Registered	Number of Remaining Shares Represented by Share Certificate	Number of Remaining Shares Submitted

TOTAL:

(If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

TRANSFER OF REMAINING SHARES ON THE TERMS OF THE SHARE OFFER

The undersigned hereby represents and warrants to Pan American and the Depositary that the undersigned: (i) has full power and authority to deposit, sell, assign and transfer the Remaining Shares represented by the enclosed Share Certificate(s) for cancellation (the “Deposited Remaining Shares”) and any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Remaining Shares (collectively, “Distributions”); (ii) the Deposited Remaining Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Remaining Shares and Distributions, to any other person; (iii) the deposit of the Deposited Remaining Shares and Distributions complies with applicable laws; and (iv) when the Deposited Remaining Shares and Distributions are acquired and paid for by Pan American pursuant to applicable laws under the terms of the Compulsory Acquisition, Pan American will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

IN CONSIDERATION OF THE COMPULSORY ACQUISITION AND FOR THE VALUE TO BE RECEIVED, upon the terms and subject to the conditions set forth in the Notice of Compulsory Acquisition and in this Letter of Transmittal, the undersigned irrevocably accepts the Compulsory Acquisition for and in respect of the Deposited Remaining Shares and delivers to Pan American the enclosed Share Certificate(s) representing the Deposited Remaining Shares and, on and subject to the terms and conditions of the Compulsory Acquisition,

(1)           This or other written notice on election of (b) above must be given to Pan American by delivery to the Depositary at its address set out at the back page of this Letter of Transmittal, within 20 days after receiving this Letter of Transmittal, failing which the holder will be deemed to have elected (a) above.  You must then apply to a court having jurisdiction for a determination of the fair value of your Remaining Shares by no later than 30 days of receiving this Letter of Transmittal.

deposits, sells, assigns and transfers to Pan American all right, title and interest in and to all rights and benefits arising from the Deposited Remaining Shares and any and all Distributions.  The undersigned acknowledges that he/she or it will receive 0.2495 of a Pan American Share and 0.1 of a Pan American Consideration Warrant for each Deposited Remaining Share submitted to the Compulsory Acquisition.

Settlement with each holder of Remaining Shares will be made by the Depositary, on behalf of Pan American, by forwarding certificates representing Pan American Shares and Pan American Consideration Warrants to the registered holder of the Remaining Shares by regular mail, unless otherwise instructed in this Letter of Transmittal.

The undersigned acknowledges and agrees that no Pan American Consideration Warrant may be exercised by any U.S. Person (or by any person within the United States or for the account or benefit of any U.S. Person or person within the United States) unless and until a Registration Statement has been filed by Pan American and has become or has been declared effective under the U.S. Securities Act.

BLOCK A ISSUE CERTIFICATE IN THE NAME OF: (please print or type)	BLOCK B SEND CERTIFICATE (unless Block C is checked) TO: (please print or type)

(Name)	(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (or Zip) Code)	(Street Address and Number)

(Telephone - Business Hours)	(City and Province or State)

(Tax Identification, Social Insurance or Social Security Number)	(Country and Postal (or Zip) Code)

BLOCK C

☐	HOLD PAN AMERICAN SHARE CERTIFICATE AND PAN AMERICAN CONSIDERATION WARRANT CERTIFICATE FOR PICK-UP AT THE OFFICES OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED. (Check box)

BLOCK D

TAX DEFERRAL ELECTION

As described under the heading “Canadian Federal Income Tax Considerations” in Section 20 of the Circular in the Offers to Purchase and Circular, certain Aquiline Shareholders (each an “Eligible Holder”) are entitled to require Pan American to make a joint election (a “Tax Election”) pursuant to §85 of the Income Tax Act (Canada) and, if applicable, the corresponding provisions of any provincial tax legislation in the form prescribed for federal, and if applicable provincial, tax purposes (collectively, a “Tax Election Form”) in order to achieve a tax-deferred exchange of Remaining Shares pursuant to the Compulsory Acquisition.

An Eligible Holder means an Aquiline Shareholder who is (a) a resident of Canada for the purposes of the Tax Act and who is not exempt from tax on income under Part I of the Tax Act, or (b) a partnership any member of which is a person described in (a).

Each Eligible Holder who wishes to make a Tax Election must so indicate by checking the box provided for that purpose at the bottom of this box and Pan American shall, by January 21, 2010, send a tax election information package (the “Tax Election Package”) containing an instruction letter providing detailed instructions on how to make the Tax Election to each Eligible Holder who checks the box and returns this Letter of Transmittal to the Depositary at the addresses set forth on the back page of this Letter of Transmittal, on or before 5:00 pm (Eastern Time) on January 14, 2010. It shall be the Eligible Holder’s responsibility to obtain the Tax Election Form from the Canada Revenue Agency (the “CRA”), and with provincial tax authorities if applicable, within the time prescribed for those purposes. Pan American will not have any obligation to make a joint Tax Election with any Eligible Holder who does not so check the box and return this Letter of Transmittal.

Subject to the more detailed instructions that will be included in the Tax Package, each Eligible Holder to whom a Tax Package is sent must obtain, fully complete and sign one copy of the relevant Tax Election Form, and send the Tax Election Form, so completed and signed, to Pan American, Attention: Aquiline Election Process, 625 Howe Street, Suite 1500, Vancouver, BC, Canada, V6C 2T6, in time to be received by Pan American on or before March 22, 2010.  Pan American will, within 30 days after such receipt, sign and return each Tax Election Form that it so receives to the relevant Eligible Holder. The Eligible Holder shall be solely responsible for filing the completed and jointly signed Tax Election Form with the CRA, and with provincial tax authorities if applicable, within the time prescribed for those purposes. A summary of those prescribed time limits are set forth in Section 20 of the Circular. Eligible Holders should consult their own tax advisers for assistance with respect to making a valid Tax Election.

Pan American’s only obligation with respect to Tax Election Forms is to sign those Tax Election Forms that it receives at its address set out above, duly completed and signed by an Eligible Holder, and return them on or before April 21, 2010.  Pan American will have no obligation to sign any other Tax Election Form, or to file any Tax Election Form with the CRA or provincial tax authorities.

Compliance with the requirements to ensure a valid Tax Election is filed under Section 85 of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) is the sole responsibility of the Eligible Holder making the election. Accordingly, neither Pan American nor the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to complete or sign any election form properly or to file it properly within the time prescribed and in the form prescribed under the Tax Act (and the corresponding provisions of any applicable provincial tax legislation).

☐ Tax Election Package Required.

SIGNATURE

Signature guaranteed by (if required under Instruction 4):

Dated:

Authorized Signature of Guarantor	Signature of Aquiline Shareholder or Authorized Representative - See instructions 3 and 5

Name of Guarantor (please print or type)	Name of Aquiline Shareholder (please print or type)

Address of Guarantor (please print or type)	Name of Authorized Representative, if applicable (please print or type)

Daytime telephone number of Aquiline Shareholder or Authorized Representative

Daytime facsimile number of Aquiline Shareholder or Authorized Representative

Tax Identification, Social Insurance or Social Security Number of Aquiline Shareholder

INSTRUCTIONS

1.                                      Use of Letter of Transmittal

(a)                                  This Letter of Transmittal (or a manually signed facsimile thereof) together with Share Certificate(s) representing the Remaining Shares and all other documents required pursuant to the Compulsory Acquisition, with the signatures guaranteed if required in Instruction 3 below, should be sent to the Depositary at any of the offices specified on the back of this Letter of Transmittal.

(b)                                 The method of delivery of the Share Certificate(s), the Letter of Transmittal and all other required documents is at the option and risk of the person depositing those documents. Pan American recommends that those documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.

2.                                      Signatures

This Letter of Transmittal must be completed and signed by the registered holder of the Remaining Shares or by such holder’s duly authorized representative (in accordance with Instruction 4).

(a)                                  If this Letter of Transmittal is signed by the registered owner(s) of the Share Certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such Share Certificate(s) without any change whatsoever, and the Share

Certificate(s) need not be endorsed. If such transmitted Share Certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)                                 If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Share Certificate(s), or if certificate(s) representing Pan American Shares or Pan American Consideration Warrants are to be issued to a person other than the registered owner(s):

(i)                                   such deposited Share Certificate(s) must be endorsed or accompanied by an appropriate transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)                                the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the Share Certificate(s) and must be guaranteed as noted in Instruction 4 below.

3.                                      Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Remaining Shares, or if payment is to be issued in the name of a person other than the registered owner(s) of the Deposited Remaining Shares, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).  An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP).  Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority in the United States, or banks or trust companies in the United States.

4.                                      Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership, or association, or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act.  Either Pan American or the Depositary, at its sole discretion, may require additional evidence of authority or additional documentation.

5.                                      Stock Transfer Tax

Except as otherwise provided in this Instruction 5, Pan American will pay all stock transfer tax with respect to the transfer and sale of any Remaining Shares to it or its order pursuant to the Compulsory Acquisition.  If, however, payment of the purchase price is to be made to, or if Share Certificates for Remaining Shares not deposited or not accepted for payment are to be registered in the name of, any person other than the registered holder(s), or if deposited Share Certificates for Remaining Shares are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer tax (whether imposed on the registered holder(s) or such other person) payable on account of the transfer to such other person will be deducted from the purchase price of such Remaining Shares purchased unless evidence satisfactory to Pan American, in its sole discretion, of the payment of such tax, or exemption therefrom, is submitted.

6.                                      Miscellaneous

(a)                                  If the space on this Letter of Transmittal is insufficient to list all Share Certificates for Remaining Shares, additional certificate numbers may be included on a separate signed list affixed to this Letter of Transmittal.

(b)                                 If Remaining Shares are registered in different forms (e.g., “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)                                  No alternative, conditional or contingent deposits will be acceptable. All depositing Aquiline Shareholders by execution of this Letter of Transmittal (or a facsimile hereof) waive any right to receive any notice of the acceptance of Deposited Remaining Shares for payment, except as required by applicable law.

(d)                                 Before completing this Letter of Transmittal, you are urged to read the accompanying Notice of Compulsory Acquisition.

(e)                                  Pan American will not pay any fees or commissions to any stockbroker or investment dealer or any other person for soliciting deposits of Remaining Shares pursuant to the Compulsory Acquisition.

(f)                                    Additional copies of the Offers to Purchase and Circular, this Letter of Transmittal and the Notice of Compulsory Acquisition may be obtained from the Depositary at the addresses set forth on the back page of this Letter of Transmittal.

7.                                      Lost Certificates

If a Share Certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to Aquiline’s registrar and transfer agent so that the transfer agent may provide replacement instructions. If a Share Certificate has been lost or destroyed, please ensure that you provide your telephone number so that the Depositary or Aquiline’s transfer agent may contact you.

8.                                      Failure to Submit Properly Completed Letter of Transmittal

If an Aquiline Shareholder submits a Share Certificate but fails to submit a properly completed Letter of Transmittal or does not submit a Letter of Transmittal, then the Pan American Share certificate and Pan American Consideration Warrant certificate representing payment for such Remaining Shares will be issued to the Aquiline Shareholder, in each case as it appears on the securities registers maintained by or on behalf of Aquiline.

9.                                      Assistance

THE DEPOSITARY (SEE BACK COVER PAGE FOR ITS ADDRESSES AND TELEPHONE NUMBERS) OR YOUR INVESTMENT DEALER, STOCKBROKER, TRUST COMPANY MANAGER, BANK MANAGER, LAWYER OR OTHER PROFESSIONAL ADVISOR WILL BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.

The Depositary for the Compulsory Acquisition is:

COMPUTERSHARE INVESTOR SERVICES INC.

Toll Free (North America):  1-800-564-6253

International Direct Dial: 1-514-982-7555

E-Mail: corporateactions@computershare.com

Website: www.computershare.com

By Mail:

Computershare Investor Services Inc.

P.O. Box 7021, 31 Adelaide St E

Toronto, ON M5C 3H2

Attention: Corporate Actions

By Hand, by Courier or by Registered Mail:

Toronto

Computershare Investor Services Inc.

9th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

Attention: Corporate Actions

Privacy Notice: Computershare is committed to protecting your personal information.  In the course of providing services to you and our corporate clients, we receive non-public personal information about you — from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc.  This information could include your name, address, social insurance number, securities holdings and other financial information.  We use this to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to our services.  We have prepared a Privacy Code to tell you more about our information practices and how your privacy is protected.  It is available at our website, computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1.  Computershare will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

Any questions and requests for assistance may be directed by Shareholders to the Depositary at the telephone number and locations set out above.

 PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification.

        Section 160 of the Business Corporations Act (British Columbia) (the "BCBCA") authorizes a company to indemnify past and present directors and officers of the company and past and present directors and officers of a corporation of which the company is or was a shareholder, against liabilities incurred in connection with the provision of their services as such if the director or officer acted honestly and in good faith with a view to the best interests of the company and, in the case of a criminal or administrative proceeding, if he or she had reasonable grounds for believing that his or her conduct was lawful. Section 165 of the BCBCA provides that a company may purchase and maintain liability insurance for the benefit of such directors and officers.

        In accordance with the BCBCA, the Articles of the Registrant provide that the Registrant will indemnify its directors, former directors, Secretary or Assistant Secretary, and may indemnify its officers, employees or agents and those of its subsidiaries, and directors and former directors of its subsidiaries, and each of their respective heirs and representatives, against all losses, charges and expenses howsoever incurred by them as a result of their actions in such capacities. The Registrant has entered into agreements with each of its directors confirming this indemnity. The failure of a director or officer of the Registrant to comply with the provisions of the BCBCA or the Registrant's Memorandum or Articles, however, will invalidate any indemnity which he or she is entitled to.

        A policy of directors' and officers' liability insurance is maintained by the Registrant which insures directors and officers for losses as a result of claims against the directors and officers of the Registrant in the indemnity provisions under the Articles and the BCBCA.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

III-1

Exhibits

        The following exhibits have been filed as part of the Registration Statement:

Exhibit No.		Description
3.1		Support Agreement and the related Disclosure Letter between the Registrant and Aquiline, dated October 14, 2009 (incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on October 23, 2009).
3.2	*	Form of Lock-Up Agreement between the Registrant and each of the directors and senior officers of Aquiline.
3.3	**	Form of Warrant Indenture between the Registrant and Computershare Trust Company of Canada.
3.4	**	Form of Pan American Replacement Warrant Certificates (as defined in the offers to purchase and circular).
4.1		Annual information form of the Registrant for the fiscal year ended December 31, 2008, dated March 31, 2009 (incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended December 31, 2008, filed with the Commission on March 31, 2009).
4.2		Audited comparative consolidated financial statements of the Registrant and the notes thereto for the financial years ended December 31, 2007 and 2008, together with the report of the auditors thereon (incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended December 31, 2008, filed with the Commission on March 31, 2009).
4.3		Management's discussion and analysis of the financial condition and results of operations of the Registrant for the fiscal years ended December 31, 2007 and 2008 (incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended December 31, 2008, filed with the Commission on March 31, 2009).
4.4		Management information circular of the Registrant dated April 7, 2009, prepared in connection with the annual meeting of shareholders of the Registrant held on May 12, 2009 (incorporated by reference to the Registrant's Report on Form 6-K furnished to the Commission on April 14, 2009).
4.5		Unaudited comparative financial statements of the Registrant and the notes thereto for the three and six months ended June 30, 2009 (incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on August 12, 2009).
4.7		Management's discussion and analysis of the financial condition and results of operations of the Registrant for the three and six months ended June 30, 2009 (incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on August 12, 2009).
4.8	*	Material change report, dated February 6, 2009, relating to the announcement of the Registrant's intention to make a public offering of 5,540,000 Pan American Shares and the filing of preliminary shelf prospectus supplement in connection therewith.
4.9		Material change report, dated October 22, 2009, relating to the announcement of the Offers (incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on October 22, 2009).
4.10	*	The audited consolidated financial statements of Aquiline and the notes thereto as at and for the years ended December 31, 2008 and 2007, together with the auditors' report thereon.

III-2

Exhibit No.	Description
4.11	The unaudited interim consolidated financial statements of Aquiline and the notes thereto for the three and six month periods ended June 30, 2009.*
4.12	Unaudited comparative financial statements of the Registrant and the notes thereto for the three and nine months ended September 30, 2009 (incorporated by reference to the Registrant's Report on Form 6-K furnished to the Commission on November 12, 2009).
4.13	Management's discussion and analysis of the financial condition and results of operations of the Registrant for the three and nine months ended September 30, 2009 (incorporated by reference to the Registrant's Report on Form 6-K furnished to the Commission on November 12, 2009).
5.1	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.
5.2	Consent of MSCM LLP, chartered accountants, licensed public accountants.
5.3	Consent of Borden Ladner Gervais, LLP.*
5.4	Consent of Michael Steinmann.*
5.5	Consent of Martin Wafforn.*
6.1	Powers of Attorney (included in Part III of this Registration Statement).*

*
Previously filed with the Registrant's Form F-80 (Commission File No. 333-162778) filed with the U.S. Securities and Exchange Commission on October 30, 2009.

**
Previously filed with the Registrant's Form F-80/A (Commission File No. 333-162778) filed with the U.S. Securities and Exchange Commission on December 9, 2009.

III-3

 PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertaking.

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-80 or to transactions in such securities.

        The Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant's securities or of the subject issuer's securities during the exchange offer. Such information shall be set forth in amendments to this Registration Statement.

Item 2.    Consent to Service of Process.

    (a)        The Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

    (b)        Any change to the name or address of the Registrant's agent for service of process shall be communicated promptly to the Commission by an Amendment to Form F-X referencing the file number of this Registration Statement.

III-4

 SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused Amendment No. 2 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Vancouver, British Columbia, Canada on December 23, 2009.

PAN AMERICAN SILVER CORP.
By:	/s/ GEOFFREY A. BURNS Geoffrey A. Burns President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act, Amendment No. 2 to this Registration Statement has been signed below by or on behalf of the following persons in the capacities indicated, on December 23, 2009.

Signature	Title

/s/ GEOFFREY A. BURNS Geoffrey A. Burns	President and Chief Executive Officer, Director (Principal Executive Officer)
* A. Robert Doyle	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
* Ross J. Beaty	Chairman of the Board of Directors
* William A. Fleckenstein	Director
* Michael Larson	Director
* Michael J.J. Maloney	Director
* Robert P. Pirooz	General Counsel, Secretary, and Director

III-5

Signature	Title

* Paul B. Sweeney	Director
* David C. Press	Director
* Walter T. Segsworth	Director

By:	/s/ GEOFFREY A. BURNS Geoffrey A. Burns Attorney-in-fact

III-6

 AUTHORIZED REPRESENTATIVE

        Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has duly caused Amendment No. 2 to this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of the Registrant in the United States, in the City of Vancouver, British Columbia, Canada on December 23, 2009.

PAN AMERICAN MINERALS INC. (Authorized Representative)
By:	/s/ GEOFFREY A. BURNS
Name: Geoffrey A. Burns Title: Authorized Signatory

III-7

 EXHIBIT INDEX

Exhibit No.		Description
3.1		Support Agreement and the related Disclosure Letter between the Registrant and Aquiline, dated October 14, 2009 (incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on October 23, 2009).
3.2	*	Form of Lock-Up Agreement between the Registrant and each of the directors and senior officers of Aquiline.
3.3	**	Form of Warrant Indenture between the Registrant and Computershare Trust Company of Canada.
3.4	**	Form of Pan American Replacement Warrant Certificates (as defined in the offers to purchase and circular).
4.1		Annual information form of the Registrant for the fiscal year ended December 31, 2008, dated March 31, 2009 (incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended December 31, 2008, filed with the Commission on March 31, 2009).
4.2		Audited comparative consolidated financial statements of the Registrant and the notes thereto for the financial years ended December 31, 2007 and 2008, together with the report of the auditors thereon (incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended December 31, 2008, filed with the Commission on March 31, 2009).
4.3		Management's discussion and analysis of the financial condition and results of operations of the Registrant for the fiscal years ended December 31, 2007 and 2008 (incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended December 31, 2008, filed with the Commission on March 31, 2009).
4.4		Management information circular of the Registrant dated April 7, 2009, prepared in connection with the annual meeting of shareholders of the Registrant held on May 12, 2009 (incorporated by reference to the Registrant's Report on Form 6-K furnished to the Commission on April 14, 2009).
4.5		Unaudited comparative financial statements of the Registrant and the notes thereto for the three and six months ended June 30, 2009 (incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on August 12, 2009).
4.7		Management's discussion and analysis of the financial condition and results of operations of the Registrant for the three and six months ended June 30, 2009 (incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on August 12, 2009).
4.8	*	Material change report, dated February 6, 2009, relating to the announcement of the Registrant's intention to make a public offering of 5,540,000 Pan American Shares and the filing of preliminary shelf prospectus supplement in connection therewith.
4.9		Material change report, dated October 22, 2009, relating to the announcement of the Offers (incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on October 22, 2009).
4.10	*	The audited consolidated financial statements of Aquiline and the notes thereto as at and for the years ended December 31, 2008 and 2007, together with the auditors' report thereon.
4.11	*	The unaudited interim consolidated financial statements of Aquiline and the notes thereto for the three and six month periods ended June 30, 2009.

III-8

Exhibit No.		Description
4.12		Unaudited comparative financial statements of the Registrant and the notes thereto for the three and nine months ended September 30, 2009 (incorporated by reference to the Registrant's Report on Form 6-K furnished to the Commission on November 12, 2009).
4.13		Management's discussion and analysis of the financial condition and results of operations of the Registrant for the three and nine months ended September 30, 2009 (incorporated by reference to the Registrant's Report on Form 6-K furnished to the Commission on November 12, 2009).
5.1		Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.
5.2		Consent of MSCM LLP, chartered accountants, licensed public accountants.
5.3	*	Consent of Borden Ladner Gervais, LLP.
5.4	*	Consent of Michael Steinmann.
5.5	*	Consent of Martin Wafforn.
6.1	*	Powers of Attorney (included in Part III of this Registration Statement).

*
Previously filed with the Registrant's Form F-80 (Commission File No. 333-162778) filed with the U.S. Securities and Exchange Commission on October 30, 2009.

**
Previously filed with the Registrant's Form F-80/A (Commission File No. 333-162778) filed with the U.S. Securities and Exchange Commission on December 9, 2009.

III-9

QuickLinks

PART I INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
PART II INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
PART III UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
  Item 1. Undertaking.
  Item 2. Consent to Service of Process.
SIGNATURES
AUTHORIZED REPRESENTATIVE
EXHIBIT INDEX